AB 3/12

15048922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8- 68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Barr Harbor Drive, Five Tower Bridge, Suite 420
(No. and Street)

West Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Chesen (610) 940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Marcum LLP
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza East, Suite 700 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, Matthew Karlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LORI M WEXLER
Notary Public
W CONSHOHOCKEN BORO., MONTGOMERY CNTY
My Commission Expires Jun 1, 2015

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

SSG CAPITAL ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
of SSG Capital Advisors, LLC

We have audited the accompanying financial statements of SSG Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SSG Capital Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SSG Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III and the schedule of expenses on page13 has been subjected to audit procedures performed in conjunction with the audit of SSG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of SSG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, contained in Schedules I, II, III is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and whether the schedule of expenses on page 13 is presented in accordance with accounting principles generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Bala Cynwyd, PA
February 26, 2015

Marcum LLP ■ 3 Bala Plaza East ■ Suite 700 ■ Bala Cynwyd, Pennsylvania 19004 ■ Phone 484.270.2500 ■ Fax 484.270.2501 ■ marcumllp.com

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets	
Current Assets	
Cash and cash equivalents	$ 167,623
Total Assets	$167,623
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	$ 5,206
Due to affiliate	47,337
Total Current Liabilities	$52,543
Commitments	
Member's Equity	$115,080
Total Liabilities and Member's Equity	$167,623

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Expenses	
Compensation and benefits	$241,515
Other operating expenses	202,595
Total Expenses	444,110
Loss from Operations	(444,110)
Interest Income	16
Net Loss	($444,094)

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - Beginning	$61,395
Net Loss	(444,094)
Contributions	497,779
Balance - Ending	$115,080

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows Used in Operating Activities	
Net loss	($444,094)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in liabilities:	
Accounts payable and accrued expenses	(25,681)
Due to affiliate	(119,023)
Net Cash Used in Operating Activities	(588,798)
Cash Flows Provided by Financing Activities	
Contributions	497,779
Net Cash Provided by Financing Activities	497,779
Net Decrease in Cash and Cash Equivalents	(91,019)
Cash and Cash Equivalents - Beginning	258,642
Cash and Cash Equivalents - Ending	$167,623

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the Company), which is wholly-owned by SSG Holdings LLC, is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

In August 2012, the Company separated its non-securities business into a newly formed company SSG Advisors, LLC. SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain. There was no revenue for the year ended December 31, 2014.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and money market funds.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. There were no accounts receivable at December 31, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense was $12,297 for 2014.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2014, the Company had approximately $0, in excess of FDIC insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3 - COMMITMENTS

The Company leases its New York City office facility under an operating lease which was amended and now expires in April, 2016. An affiliate leases an office in Pennsylvania. The total cost of both leases is shared by the Company and its affiliate through an expense sharing agreement.

Allocated rents charged to operations for all facilities operating leases were approximately $23,000 for 2014.

The minimum annual rental commitments for the New York City operating lease as of December 31, 2014 are approximately as follows:

For the Year Ending December 31,	Amount
2015	94,000
2016	31,000
Total	$ 125,000

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company reimburses SSG Advisors, LLC for a portion of its operating expenses monthly. The total amount charged for the year is $402,076. This amount is charged to the respective expense accounts in the Company's financial statements.

At December 31, 2014 the Company owed SSG Advisors, LLC $47,337.

NOTE 5 - PROFIT SHARING PLAN

The Company's parent has a qualified Profit Sharing Plan that covers all eligible employees and managing directors. Contributions to the Plan are discretionary and are fully vested. The Company's contributions were $18,741 for 2014.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2014, the Company had net capital of $115,080 which was $110,080 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .4566 to 1 as of December 31, 2014.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

SCHEDULE I

NET CAPITAL	
Total member's equity qualified for net capital	$115,080
Deductions and/or charges:	
Non-allowable assets:	-
Net capital	$115,080
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$5,206
Due to affiliate	47,337
Total aggregate indebtedness	$52,543
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Excess net capital	$110,080
Excess net capital at 1,000 percent (Net Capital – 10% of Aggregate Indebtedness)	$109,826
Ratio: Aggregate indebtedness to net capital	.4566 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no difference between the proceeding computation and the Company's corresponding unaudited Part IIA of Form 17A-5 as of December 31, 2014.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SSG CAPITAL ADVISORS, LLC

SCHEDULE OF EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2014

Compensation and Benefits	
Managing directors' compensation	$105,349
Employee payroll	76,407
Profit sharing	18,741
Medical benefits	21,148
Payroll taxes	6,668
Other	13,202
Total Compensation and Benefits	$241,515

Other Operating Expenses	
Depreciation	$3,581
Dues and subscriptions	4,472
Facility	41,652
Marketing	34,184
Miscellaneous taxes	(1,072)
Operations and other expenses	3,602
Professional fees	53,098
Regulatory expenses	15,162
Travel and entertainment	47,916
Total Operating Expenses	$202,595

See report of independent registered public accounting firm

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2014

SSG CAPITAL ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SSG Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(I)) (the "exemption provisions") and (2) SSG Capital Advisors, LLC stated that SSG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SSG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SSG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(I) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Bala Cynwyd, PA
February 26, 2015

MARCUMGROUP
MEMBER

Marcum LLP ■ 3 Bala Plaza East ■ Suite 700 ■ Bala Cynwyd, Pennsylvania 19004 ■ Phone 484.270.2500 ■ Fax 484.270.2501 ■ marcumllp.com

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of SSG Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
SSG Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Statement Regarding Meeting Exemption Provision:
SSG Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Matthew Karlson
Managing Director
Chief Compliance Officer

Five Tower Bridge, Suite 420
300 Barr Harbor Drive
West Conshohocken, PA 19428

Direct (610) 940-1094
Fax (610) 940-3875
Website www.ssgca.com